                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                               Dynex Capital, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                           (Title of Class Securities)

                                    26817Q506
                                 (CUSIP Number)

                               Ernest C. Garcia II
                       2525 E. Camelback Road, Suite 1150
                             Phoenix, Arizona 85016
                                 (602) 522-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 1999
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
COVER PAGES
_____________________________                    ______________________________
CUSIP NO. 26817Q506                   13D               PAGE   2   OF  4  PAGES
_____________________________                    ______________________________

______________________________________________________________________________
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
            Verde Reinsurance Company, Ltd.
            66-0558988
______________________________________________________________________________
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                       (b) / /
______________________________________________________________________________
      3     SEC USE ONLY
______________________________________________________________________________
      4     SOURCE OF FUNDS*
            WC
______________________________________________________________________________
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  / /
______________________________________________________________________________
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Island of Nevis
______________________________________________________________________________
   NUMBER OF            7     SOLE VOTING POWER                              0
    SHARES
 BENEFICIALLY           ______________________________________________________
   OWNED BY             8     SHARED VOTING POWER                      440,700
     EACH
   REPORTING            ______________________________________________________
  PERSON WITH           9     SOLE DISPOSITIVE POWER                         0

                        ______________________________________________________
                        10    SHARED DISPOSITIVE POWER                 440,700

______________________________________________________________________________
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                           440,700
______________________________________________________________________________
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                       / /
______________________________________________________________________________
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            3.8%

______________________________________________________________________________
      14    TYPE OF REPORTING PERSON*
            CO
______________________________________________________________________________

* See Instructions

_____________________________                    ______________________________
CUSIP NO. 26817Q506                   13D               PAGE   3   OF  4  PAGES
_____________________________                    ______________________________


______________________________________________________________________________
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
            Verde Investments, Inc.
            86-0706842
______________________________________________________________________________
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                       (b) / /
______________________________________________________________________________
      3     SEC USE ONLY

______________________________________________________________________________
      4     SOURCE OF FUNDS*
            WC
______________________________________________________________________________
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         / /
______________________________________________________________________________
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            ARIZONA
______________________________________________________________________________
   NUMBER OF            7     SOLE VOTING POWER                              0
    SHARES
 BENEFICIALLY           ______________________________________________________
   OWNED BY             8     SHARED VOTING POWER                      152,200
     EACH
   REPORTING            ______________________________________________________
  PERSON WITH           9    SOLE DISPOSITIVE POWER                          0

                        ______________________________________________________
                        10    SHARED DISPOSITIVE POWER                 152,200

______________________________________________________________________________
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                           152,200
______________________________________________________________________________
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                       / /
______________________________________________________________________________
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            1.3%

______________________________________________________________________________
      14    TYPE OF REPORTING PERSON*
            CO
______________________________________________________________________________

* See Instructions

_____________________________                    ______________________________
CUSIP NO. 26817Q506                   13D               PAGE   4   OF  4  PAGES
_____________________________                    ______________________________


______________________________________________________________________________
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
            Ernest C. Garcia II
______________________________________________________________________________
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                       (b) / /
______________________________________________________________________________
      3     SEC USE ONLY

______________________________________________________________________________
      4     SOURCE OF FUNDS*
            PF
______________________________________________________________________________
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        /  /
______________________________________________________________________________
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
______________________________________________________________________________
   NUMBER OF            7     SOLE VOTING POWER                              0
     SHARES
 BENEFICIALLY           ______________________________________________________
   OWNED BY             8     SHARED VOTING POWER                      592,900
     EACH
   REPORTING            ______________________________________________________
  PERSON WITH           9     SOLE DISPOSITIVE POWER                         0

                        ______________________________________________________
                        10    SHARED DISPOSITIVE POWER                 592,900

______________________________________________________________________________
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                           592,900
______________________________________________________________________________
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      /  /
______________________________________________________________________________
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            5.1%
______________________________________________________________________________
      14    TYPE OF REPORTING PERSON*
            IN
______________________________________________________________________________

* See Instructions


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
ITEM 1.     SECURITY AND ISSUER.

Title of Class of
Equity Security:        Common Stock, $0.01 par value per share

Name of Issuer:         Dynex Capital, Inc. ("Dynex")
Address of              10900 Nuckols Road, 3rd Floor
Principal Office:       Glen Allen, Virginia  23060


ITEM 2.     IDENTITY AND BACKGROUND.

(a)   NAME OF PERSON FILING:

A. Verde Reinsurance Company, Ltd., a corporation of the Island of Nevis ("Verde Reinsurance")

B.    Verde Investments, Inc., an Arizona corporation ("Verde Investments")

C.    Ernest C. Garcia II ("Garcia")
      (Verde Reinsurance, Verde Investments and Garcia collectively, the "Reporting Persons")

This Schedule 13D is jointly filed pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") by: (i) Verde Reinsurance, by virtue of its direct beneficial ownership of Common Stock of Dynex; (ii) Verde Investments, by virtue of its direct beneficial ownership of Common Stock of Dynex and indirect beneficial ownership by virtue of its ownership of convertible preferred stock of Dynex, and (iii) Garcia, by virtue of his indirect beneficial ownership of Common Stock of Dynex via his sole ownership of all of the common stock of Verde Reinsurance and Verde Investments.

Certain information required by this Item 2 concerning the directors and executive officers of Verde Reinsurance and Verde Investments is set forth on
Schedule 1 attached hereto, which is incorporated herein by reference.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

(b)   RESIDENCE OR BUSINESS ADDRESS:

A. Verde Reinsurance -- 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016. Also, see Schedule 1 attached hereto.


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
B. Verde Investments -- 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016 Also, see Schedule 1 attached hereto.

C. Ernest C. Garcia II -- 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016

(c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME,
      PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

A. Verde Reinsurance -- Verde Reinsurance is a corporation primarily engaged in reinsurance of credit insurance policies. Also, see Schedule 1 attached hereto.

B. Verde Investments -- Verde Investments is an investment company involved in real estate and other types of investments. Also, see Schedule 1 attached hereto.

      The principal business and principal office of each of Verde Reinsurance and Verde Investment is set forth under Item 2(b).

C. Mr. Garcia -- (1) Chairman of Ugly Duckling Corporation, used automobile retail sales and finance company, whose address is 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016; (2) President, sole director and sole shareholder of Verde Investments; and (3) President, director and sole shareholder of Verde Reinsurance.

(d) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this
Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). However, prior to 1992, Mr. Garcia was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings and Loan Association ("Lincoln") and entities controlled by Mr. Garcia, the Resolution Trust Corporation ("RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Mr. Garcia's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Mr. Garcia agreed to plead guilty to one count of bank fraud, but in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation, which has expired, was fined $50 (the minimum fine the court could assess), and during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. In separate actions arising out of this matter, Mr. Garcia agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he controlled. The bankruptcies were discharged by 1993.

(e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. However, for Mr. Garcia, see the summary under Item 2(d) above.

(f)   CITIZENSHIP:

A.    Verde Reinsurance - Island of Nevis. Also, see Schedule 1 attached hereto.

B.    Verde Investments - Arizona. Also, see Schedule 1 attached hereto.

C.    Mr. Garcia - United States of America


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To date, working capital of Verde Reinsurance and Verde Investments has been used to purchase the Dynex securities at an approximate total cost of $2,807,742.69 and $1,267,213.70, respectively. No borrowings or other types of consideration other than cash has been used to date for these purchases. If and when future purchases of Dynex securities are made, the Reporting Persons may use a variety of sources of funds; however, the Reporting Persons have no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.


ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Persons' purposes for the acquisition of the Dynex securities may include, without limitation, plans or proposals such as the following: (1) dispositions of the Dynex securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Dynex or any of its subsidiaries; (3) a change in the present board of directors or management of Dynex; (4) change in the capitalization of Dynex; (5) change in Dynex's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Dynex to be delisted or not traded on an exchange, system or association; (7) causing a class of securities of Dynex to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (8) a corporate transaction, such as a merger, reorganization or liquidation involving Dynex or any of its subsidiaries; (9) a joint venture, partnership or management arrangement impacting Dynex, or any of its subsidiaries and/or affiliate entities or persons; (10) acquisitions of additional securities of Dynex; (11) other changes in Dynex's business or corporate structure; and (12) other actions similar to any of those listed above.

On October 21, 1999, Mr. Garcia sent a letter to the president and board of directors of Dynex requesting the board to authorize a sale or liquidation of the assets of Dynex. A copy of this letter is attached as an exhibit to this
Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)   AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

      Verde Reinsurance is the direct beneficial owner of 440,700 shares of Common Stock, representing approximately 3.8% of Dynex's Common Stock, which amount includes 8,350 shares of Common Stock that may be acquired by Verde Reinsurance upon the conversion of shares of preferred stock of Dynex held by Verde Reinsurance. Verde Investments is the direct beneficial owner of 152,200 shares of Common Stock, representing approximately 1.3% of Dynex's Common Stock. Mr. Garcia is the indirect beneficial owner of 592,900 shares of Common Stock owned by Verde Reinsurance and Verde Investments, representing approximately 5.1% of Dynex's Common Stock, which amount includes 8,350 shares of Common Stock, that may be acquired by Verde Reinsurance upon the conversion of shares of preferred stock of Dynex held by Verde Reinsurance. By virtue of the relationship between Mr. Garcia and Verde Reinsurance and Verde Investments described in Item 2, Mr. Garcia may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Verde Reinsurance and Verde Investments. Ownership percentages of Common Stock is based upon the common shares outstanding per Dynex's Form 10-Q Report for the Quarter ended June 30, 1999 (11,508,237 shares of Common Stock outstanding at June 30, 1999, reflecting a one-for-four reverse Common Stock split effective August 2, 1999), plus the 8,350 shares of Common Stock into which the Dynex preferred stock held by Verde Reinsurance is convertible.

(b)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWER:

      A.    Verde Reinsurance:

            (i)   Sole power to vote or to direct the vote -- 0

            (ii)  Shared power to vote or to direct the vote -- 440,700

            (iii) Sole power to dispose or to direct the disposition -- 0

            (iv)  Shared power to dispose or to direct the disposition --
                  440,700

      B.    Verde Investments:

            (i)   Sole power to vote or to direct the vote -- 0

            (ii)  Shared power to vote or to direct the vote -- 152,200

            (iii) Sole power to dispose or to direct the disposition -- 0

            (iv)  Shared power to dispose or to direct the disposition --
                  152,200

      C.    Ernest C. Garcia II

            (i)   Sole power to vote or to direct the vote -- 0

            (ii)  Shared power to vote or to direct the vote -- 592,900

            (iii) Sole power to dispose or to direct the disposition -- 0

            (iv)  Shared power to dispose or to direct the disposition --
                  592,900

(c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

--------------------------------------------------------------------------------
REPORTING PERSON         DATE OF           AMOUNT OF             PRICE PER
                         PURCHASE          SECURITIES            SHARE ($)
                                           PURCHASED (#)
--------------------------------------------------------------------------------
Verde Investments, Inc.  8/25/99           25,000                11.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORTING PERSON         DATE OF           AMOUNT OF             PRICE PER
                         PURCHASE          SECURITIES            SHARE ($)
                                           PURCHASED (#)
--------------------------------------------------------------------------------
Verde Investments, Inc.  9/1/99            1,600                 12.50
--------------------------------------------------------------------------------
Verde Investments, Inc.  9/14/99           9,100                 12.1875
--------------------------------------------------------------------------------
Verde Investments, Inc.  9/17/99           6,000                 10.00
--------------------------------------------------------------------------------
Verde Investments, Inc.  9/20/99           20,000                8.1325
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
REPORTING PERSON         DATE OF           AMOUNT OF             PRICE PER
                         PURCHASE          SECURITIES            SHARE ($)
                                           PURCHASED (#)
--------------------------------------------------------------------------------
Verde Reinsurance        9/21/99            48,600               6.3004
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/21/99            50,000               6.625
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/22/99            116,500              5.5016
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/23/99            25,000               5.5
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/24/99            13,000               5.3077
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/27/99            4,600                5.9783
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/28/99            1,900                6.25
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/4/99            68,550               6.375
Company, Ltd.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORTING PERSON         DATE OF           AMOUNT OF              PRICE PER
                         PURCHASE          SECURITIES             SHARE ($)
                                           PURCHASED (#)
--------------------------------------------------------------------------------
Verde Reinsurance        10/5/99            10,000                6.375
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/6/99            20,000                6.375
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/7/99            18,200                6.0076
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/8/99            2,500                 6.00
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/14/99           4,500                 6.375
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/18/99           21,000                6.50
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/19/99           3,000                 6.375
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        10/20/99           25,000                6.4375
Company, Ltd.
--------------------------------------------------------------------------------
Verde Reinsurance        9/27/99            1,200 Dynex Cap Inc-  8.5625
Company, Ltd.                               9.75% PFD SER A
--------------------------------------------------------------------------------
Verde Reinsurance        9/27/99            2,500 Dynex Cap Inc-  8.75
Company, Ltd.                               9.55% PFD SER B
--------------------------------------------------------------------------------
Verde Reinsurance        9/21/99            5,000 Dynex Cap Inc- 11.1875
Company, Ltd.                               9.73% PFD SER C
--------------------------------------------------------------------------------
Verde Reinsurance        10/5/99            6,000 Dynex Cap Inc- 10.6875
Company, Ltd.                               9.73% PFD SER C
--------------------------------------------------------------------------------
Verde Reinsurance        10/6/99            2,000 Dynex Cap Inc- 10.125
Company, Ltd.                               9.73% PFD SER C
--------------------------------------------------------------------------------


Each share of preferred stock listed above is convertible into 1/2 of a share of Common Stock. All purchases have been made on the open market.

(d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES.

(e)   NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 2 with respect to relationships between Mr. Garcia and Verde Reinsurance and Verde Investments.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1: Letter to President and Board of Directors of Dynex dated October 21, 1999

Exhibit 99.2:     Agreement re Joint Filing of Schedule 13D

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 21, 1999            VERDE REINSURANCE COMPANY, LTD., a
                                    corporation of the Island of Nevis


                                    By: /s/ Ernest C. Garcia II
                                        _____________________________________
                                          Ernest C. Garcia II
                                    Its:  President



Dated: October 21, 1999             VERDE INVESTMENTS, INC., an Arizona
                                    corporation


                                    By: /s/ Ernest C. Garcia II
                                        _____________________________________
                                          Ernest C. Garcia II
                                    Its:  President



Dated: October 21, 1999             ERNEST C. GARCIA II


                                    By: /s/ Ernest C. Garcia II
                                        _____________________________________
                                          Ernest C. Garcia II, as an Individual

                           SCHEDULE 1 TO SCHEDULE 13D

                        EXECUTIVE OFFICERS AND DIRECTORS
                INFORMATION FOR VERDE REINSURANCE COMPANY, LTD.


Ernest C. Garcia II           Director, President and Sole Shareholder

Steven P. Johnson             Director and Secretary

      (1) Each person is a citizen of the United States. Each person's principal office and principal business address is the same as that listed under Item 2(b) of Schedule 13D.

      (2) In addition to the listed positions, Mr. Johnson is the Secretary and sole Director of Cygnet Dealer Finance, Inc., an entity engaged in financing automobile dealers. Cygnet Dealer Finance's address is 2525 E. Camelback Road, Suite 500, Phoenix, Arizona 85016.


                        EXECUTIVE OFFICERS AND DIRECTORS
                     INFORMATION FOR VERDE INVESTMENTS, INC.


Ernest C. Garcia II     Director, President and Sole Shareholder

Steven P. Johnson       Vice President/General Counsel/Secretary

Randall Andrus          Vice President/Real Estate

Nancy V.  Young         Treasurer

      (1) Each person is a citizen of the United States. Each person's principal office and principal business address is the same as that listed under Item 2(b) of Schedule 13D.

      (2) In addition to the listed positions, Mr. Johnson is the Secretary and sole Director of Cygnet Dealer Finance, Inc., an entity engaged in financing automobile dealers. Cygnet Dealer Finance's address is 2525 E. Camelback Road, Suite 500, Phoenix, Arizona 85016.

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
------------      -----------

Exhibit 99.1: Letter to President and Board of Directors of Dynex dated October 21, 1999

Exhibit 99.2:     Agreement re Joint Filing of Schedule 13D